ACE Green Recycling Inc.

Consolidated Financial Statements

As of and for the years ended March 31, 2025 and March 31, 2024

ACE Green Recycling Inc.
Consolidated Financial Statements

Contents



CBIZ CPAs P.C.

6002 Rogerdale Road
Suite 300
Houston, TX 77072

P: 281.223.5500

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
ACE Green Recycling, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of ACE Green Recycling, Inc. (the "Company") as of March 31, 2025, the related consolidated statements of operations, comprehensive loss, changes in stockholders' deficit and cash flows for the year ended March 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, , the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025, and the results of its operations and its cash flows for the year ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has incurred significant losses, has an accumulated deficit as of March 31, 2025 and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CBIZ CPAs P.C.

We have served as the Company's auditor since 2024 (such date takes into account the acquisition of the attest business of Marcum LLP by CBIZ CPAs P.C. effective November 1, 2024).

CBIZ CPAs P.C.

Houston, Texas
October 24, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
ACE Green Recycling, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ACE Green Recycling, Inc. (the "Company") as of March 31, 2024, the related consolidated statements of operations, comprehensive loss, changes in stockholders' deficit and cash flows for the year ended March 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024, and the results of its operations and its cash flows for the year ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statements

As discussed in Note 26 to the financial statements, the financial statements have been restated to correct a misstatement.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Marcum LLP

We have served as the Company's auditor from 2024 to 2025.

Houston, Texas
April 7, 2025, except for the effects of the restatement discussed in Note 26, as to which the date is October 24, 2025

ACE Green Recycling Inc.
Consolidated Balance Sheets
(In USD thousands, except number of shares)

		As of March 31, 2025		As of March 31, 2024 (As restated)
ASSETS				
Current assets				
Cash and cash equivalents	$	1,592	$	1,793
Accounts receivable, net of allowance for doubtful receivable of $9 and $4 as of March 31, 2025 and 2024 respectively		2,652		1,581
Inventories		639		813
Deferred offering costs		587		-
Prepayments		960		806
Other current assets		336		620
Total current assets		**6,766**		**5,613**
Non current assets				
Property, plant, and equipment, net of accumulated depreciation and impairment of $486 and $553 as of March 31, 2025 and 2024 respectively		562		582
Intangible assets, net of accumulated amortization of $11 and $5		2		8
Operating lease right-of-use assets		944		354
Total non current assets		**1,508**		**944**
Total assets	$	**8,274**	$	**6,557**
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current liabilities				
Accounts payable	$	3,079	$	1,293
Short-term debt		232		227
Current portion of long-term debt		276		90
Current portion of operating lease liability		274		171
Simple Agreements for Future Equity ("SAFEs")		19,774		-
Convertible notes		31,958		-
Deferred revenue		658		166
Employee benefits payable		9		13
Federal and other taxes on income		12		-
Other current liabilities		538		587
Total current liabilities		**56,810**		**2,547**
Non-current Liabilities				
Long-term debt		1,078		1,288
Non-current portion of operating lease liability		698		189
Simple Agreements for Future Equity ("SAFEs")		-		7,566
Convertible notes		-		6,988
Total Non current liabilities		**1,776**		**16,031**
Total liabilities		**58,586**		**18,578**
Commitments and contingencies (refer note 25)				
Stockholders' equity (deficit)				
Common stock ($0.0001 par value, 2,000,000 authorized shares; issued and outstanding 909,366 shares as of March 31, 2025 and 2024, respectively)		530		530
Convertible securities		852		768
Additional Paid-In Capital		2,206		1,469
Accumulated deficit		(53,821)		(14,757)
Accumulated other comprehensive loss		(79)		(31)
Total stockholders' deficit		**(50,312)**		**(12,021)**
Total liabilities and stockholders' deficit	$	**8,274**	$	**6,557**

The accompanying notes are an integral part of the consolidated financial statements.

ACE Green Recycling Inc.
Consolidated Statements of Operations
(In USD thousands, except number of shares)

	Year ended March 31, 2025	Year ended March 31, 2024 (As restated)
Net sales	$ 25,445	$ 24,133
Cost of sales (exclusive of depreciation and amortization expense shown separately below)	25,294	23,263
Research and development expense	349	621
Selling, general, & administrative expenses	5,380	4,339
Depreciation and amortization expense	126	142
Loss from operations	**(5,704)**	**(4,232)**
Other income (expense)		
Change in fair value of SAFEs	(8,713)	707
Interest income	8	10
Interest expense	(521)	(546)
Other income	180	193
Fair value gain (loss) on derivatives	(24,211)	874
Loss before income taxes	**(38,961)**	**(2,994)**
Income tax expense	19	5
Net loss	**$ (38,980)**	**$ (2,999)**
Net loss per common share		
Basic	$ (42.87)	$ (3.30)
Diluted	$ (42.87)	$ (3.30)

The accompanying notes are an integral part of the consolidated financial statements.

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ACE Green Recycling Inc.
Consolidated Statements of Comprehensive Loss
(In USD thousands, except number of shares)

	Year ended March 31, 2025	Year ended March 31, 2024 (As restated)
Net loss	$ (38,980)	$ (2,999)
Other comprehensive income (loss), net of tax:		
Foreign currency translation adjustments	(48)	3
Other comprehensive income (loss)	(48)	3
Comprehensive loss	$ (39,028)	$ (2,996)

The accompanying notes are an integral part of the consolidated financial statements.

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ACE Green Recycling Inc.
Consolidated Statements of Changes in Stockholders' Deficit
(In USD thousands, except number of shares)

	Common stock		Convertible securities	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total stockholders' deficit
	Shares	Amount					
Balance at April 1, 2023 (As restated)	909,366	$ 530	$ -	$ 1,391	$ (11,690)	$ (34)	$ (9,803)
Net loss	-	-	-	-	(2,999)	-	(2,999)
Other comprehensive income, net	-	-	-	-	-	3	3
Issuance of convertible securities	-	-	700	-	-	-	700
Interest on convertible securities	-	-	68	-	(68)	-	-
Stock-based compensation	-	-	-	78	-	-	78
Balance at March 31, 2024 (As restated)	909,366	530	768	1,469	(14,757)	(31)	(12,021)
Net loss	-	-	-	-	(38,980)	-	(38,980)
Other comprehensive income, net	-	-	-	-	-	(48)	(48)
Interest on convertible securities	-	-	84	-	(84)	-	-
Stock-based compensation	-	-	-	737	-	-	737
Balance at March 31, 2025	909,366	$ 530	$ 852	$ 2,206	$ (53,821)	$ (79)	$ (50,312)

The accompanying notes are an integral part of the consolidated financial statements.

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ACE Green Recycling Inc.
Consolidated Statements of Cash Flows
(In USD thousands, except number of shares)

		Year ended March 31, 2025		Year ended March 31, 2024 (As restated)
Cash flows from operating activities:				
Net loss	$	(38,980)	$	(2,999)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization		126		142
Non-cash lease expense		267		176
Stock-based compensation expense		737		78
Interest and accretion on convertible debt		438		445
Change in fair value of SAFEs		8,713		(707)
Provision for doubtful accounts receivable		5		1
Income tax expense		12		-
Fair value gain on derivatives		24,532		(753)
Changes in operating assets and liabilities:				
Accounts receivable		(1,076)		1,790
Inventories		174		16
Deferred offering costs		(587)		-
Prepayments and other current assets		130		(618)
Accounts payable		1,786		(1,191)
Deferred revenue		492		(376)
Accrued expenses and other liabilities		(53)		332
Operating lease liabilities		(240)		(164)
Net cash used in operating activities		**(3,524)**		**(3,828)**
Cash flows from investing activities				
Purchase of property and equipment, including capital work-in-progress		(208)		(126)
Proceeds from sale of property and equipment		89		47
Purchase of intangible asset		-		(15)
Proceeds from sale of intangible asset		-		16
Net cash used in investing activities		**(119)**		**(78)**
Cash flows from financing activities:				
Proceeds from SAFE notes		3,495		3,270
Proceeds from convertible securities		-		700
Proceeds from short-term debt		5		-
Proceeds from long-term debt		66		840
Repayment of long-term debt		(90)		-
Net cash provided by financing activities		**3,476**		**4,810**
Net change in cash and cash equivalents during the year		(167)		904
Effect of exchange rates on cash and cash equivalents		(34)		2
Cash and cash equivalents at the beginning of the year		1,793		887
Cash and cash equivalents at the end of the year	$	**1,592**	$	**1,793**
Supplemental non-cash investing activities:				
Purchases of property and equipment included in accrued expenses	$	775	$	-
Supplemental cash flow information:				
Cash paid for interest	$	17	$	16
Cash paid for income taxes		(7)		(5)

The accompanying notes are an integral part of the consolidated financial statements.

ACE Green Recycling Inc.
Notes to Consolidated Financial Statements
For the years ended March 31, 2025 and 2024
(In USD thousands, except number of shares)

1   OVERVIEW

Unless otherwise noted in these consolidated financial statements, any description of "us," "we," or "our," refers to ACE Green Recycling, Inc., a Delaware corporation and its subsidiaries (the "Company"). Financial information in this report is presented in U.S. dollars.

Business

The Company was incorporated on March 03, 2021 and its registered address is 1001 West Loop South – Suite # 635, Houston , TX 70027, USA. The Company has operations in India, United States, United Kingdom and Singapore.

The Company is in the business of supply chain management of lead and lithium batteries, lead ingots, lithium black mass, lithium, nickel and cobalt salts and also offers sustainable end-of-life solutions through its innovative battery recycling technology platform. The Company has deployed modular, Scope 1 emissions-free recycling plants for lithium-ion and lead-acid batteries used in various industries including electronics, automotive and energy storage. Through its collaboration across the battery ecosystem, the Company aims to create localized circular solutions to retain critical battery materials within countries generating battery waste. There have been no significant changes in the nature of these activities during the financial years ended March 31, 2025 and 2024.

Risks and uncertainties

The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses, competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, and risks associated with changes in information technology.

The Company's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, to achieve profitable operations.

The Company has incurred net losses, and utilized cash in operations since inception, has an accumulated deficit as of March 31, 2025, of $53,821 and expects to incur future additional losses. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the issuance of these financial statements. In the event that the Company does not achieve revenue anticipated in its current operating plan, management has the ability and commitment to reduce operating expenses. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are presented in U.S. dollars.

Principles of consolidation

The consolidated financial statements reflect the account balances and transactions of ACE Green Recycling, Inc. and its subsidiaries. All intercompany transactions and account balances have been eliminated upon consolidation.

Use of estimates

The preparation of these consolidated financial statements in accordance with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

Significant items subject to such estimates and assumptions include:
(a) valuation allowances for deferred tax assets,
(b) valuation and measurement of convertible notes and SAFE instruments,
(c) determination of undiscounted future cash flows and recoverability of long-lived assets,
(d) the determination of the fair value of stock option grants.

ACE Green Recycling Inc.
Notes to Consolidated Financial Statements
For the years ended March 31, 2025 and 2024
(In USD thousands, except number of shares)

Use of estimates (continued)

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents consist primarily of balance in current accounts and short-term fixed deposits with financial institutions with maturities of less than 90 days which can be withdrawn at any time without prior notice or penalty on the principal. The carrying amounts of cash and cash equivalents approximate their fair value due to the short-term nature of those instruments.

Derivative commodity instruments

ASC 815 - Derivatives and Hedging, requires entities to recognize all of their derivative instruments as either assets or liabilities in the consolidated balance sheets at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For derivative instruments that are designated and qualify as hedging instruments, an entity must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the statement of financial performance during the current period.

The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments are commodity price risk. Forward contracts on various commodities are entered into to manage the price risk associated with forecasted fluctuation in price of commodity after the sales order is placed.

In accordance with ASC 815, the Company recognizes the gain or loss in the consolidated statements of operations during the current period.

Allowance for credit losses

On a regular basis, the Company evaluates its accounts receivable (other than accounts receivable associated with provisional pricing arrangements which is measured at fair value through the statement of operations) and establishes the allowance for credit losses based on an evaluation of certain criteria including client industry profile. Past-due receivable balances are written off when the Company's collection efforts have been deemed unsuccessful in collecting the outstanding balance due.

See Note 4, "Accounts receivable, net" for further information and related disclosures.

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined on a weighted average basis except for raw materials which is valued on first-in-first-out (FIFO) basis. The cost of finished goods includes the cost of raw materials and the applicable share of the cost of labor and fixed and variable production overhead. Stock-in-trade, which comprises goods acquired for resale, is valued at cost, determined using the FIFO method.

See Note 5, "Inventories" for further information and related disclosures.

Property, plant and equipment

Property, plant, and equipment, are stated at cost less accumulated depreciation and accumulated impairment losses. Expenditures for major renewals and improvements which extend the life or usefulness of the asset are capitalized. Items of an ordinary repair or maintenance nature are charged directly to operating expense as incurred.

ACE Green Recycling Inc.
Notes to Consolidated Financial Statements
For the years ended March 31, 2025 and 2024
(In USD thousands, except number of shares)

Property, plant and equipment (continued)

The declining-balance method is used to depreciate plant and equipment. The estimated useful lives, residual values and method of depreciation are reviewed whenever events or circumstances indicate that a revision is warranted and any changes are accounted for on a prospective basis.

The estimated useful lives are as follows:

Assets	Estimated useful life	
	United States	Other
Machinery and Equipment	15 Years	13-15 years
Computers, Laptops & IT Equipment	3 Years	2-3 years
Office & laboratory Equipment	5 Years	5 years
Furniture and Fixtures	10 Years	10 years
Vehicle	10 Years	8-10 years

Advances paid toward the acquisition of property and equipment and the cost of property and equipment not ready for use before the reporting date are disclosed as capital work-in-progress.

See Note 7, "Property, plant and equipment, net" for further information and related disclosures.

Impairment of long-lived assets

The Company assesses long-lived assets for impairment in accordance with the provisions of ASC 360, Property, Plant and Equipment. Long-lived assets (asset group), such as property and equipment, intangible assets with finite useful life and ROU assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset. The amount of impairment loss, if any, is measured as the difference between the carrying value of the asset and its estimated fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary.

Intangible assets

Intangible assets with finite lives are amortized on straight-line basis over the estimated useful lives as follows and are reviewed for impairment if indicators of impairment arise.

Assets	Estimated useful life
Software	2 years

See Note 8, "Intangible Assets" for further information and related disclosures.

Leases

Contracts are reviewed at inception to determine if the arrangement is a lease and, if so, whether it is an operating or finance lease. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less and do not contain purchase options or renewal terms that are reasonably certain to exercise). For these leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. The operating lease liability is presented as separate line in the consolidated balance sheets.

A portion of the Company's lease agreements include renewal periods at the Company's option. The Company includes these renewal periods in the lease term only when renewal is reasonably certain based upon facts and circumstances specific to the lease and known by the Company.

ACE Green Recycling Inc.
Notes to Consolidated Financial Statements
For the years ended March 31, 2025 and 2024
(In USD thousands, except number of shares)

Leases (continued)

The operating lease right-of-use assets is presented as a separate line in the consolidated balance sheets. The Company applies ASC 360 - Property, Plant and Equipment to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the "Impairment of long-lived assets" policy.

As a practical expedient, ASC 842 - Leases permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Company has elected to use this practical expedient.

See Note 20, "Leases" for further information and related disclosures.

Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities using enacted tax rates. The effect of a change in tax rates on deferred tax assets or liabilities is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes the financial statement effects of an uncertain income tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. For those positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than fifty percent likely to be realized upon ultimate settlement with the related tax authority.

The Company believes its tax positions are all more likely than not to be upheld upon examination. As such, the Company has not recorded a liability for uncertain tax benefits or for any related interest and penalties. In the event that the Company is assessed penalties and/or interest, penalties will be charged to other operating expense and interest will be charged to interest expense.

Fair value of financial instruments

ASC 820 - Fair Value Measurement defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value measurements for assets and liabilities which are required to be recorded at fair value, the Company considers the principal or most advantageous market and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability. These could include risks inherent in valuation techniques, transfer restrictions, and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels. In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

(a) Level 1 - Quoted prices in active markets for identical assets or liabilities.

(b) Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

(c) Level 3 - Inputs that are generally unobservable and typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

See Note 21, "Fair Value Measurements" for further information on how we determine fair value for our assets and liabilities.

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ACE Green Recycling Inc.
Notes to Consolidated Financial Statements
For the years ended March 31, 2025 and 2024
(In USD thousands, except number of shares)

Foreign currency matters

The consolidated financial statements are presented in U.S. Dollars, which is the Company's reporting currency. The functional currency for foreign subsidiaries is their respective local currency. The assets and liabilities of the subsidiaries are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenue and expense accounts are translated at average exchange rates in effect during the period. The gains or losses resulting from such translation are reported as a separate component of stockholders' equity under accumulated other comprehensive loss.

Foreign currency transaction gains and losses resulting from or expected to result from transactions denominated in a currency other than the functional currency are recognized in other income (expense), net in the consolidated statements of operations.

Revenue recognition

The Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To determine revenue recognition for the arrangements that the Company determines are within the scope of Revenue from Contracts with Customers (Topic 606), the Company performs the following five steps:

(1) identify the contract(s) with a customer,
(2) identify the performance obligations in the contract,
(3) determine the transaction price,
(4) allocate the transaction price to the performance obligations in the contract, and
(5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company estimates the amount of consideration to which it expects to be entitled under provisional pricing arrangements, which is based on the initial assay results and market prices of certain constituent metals on the date control is transferred to the customer. The final consideration is based on the mathematical product of: (i) average market prices of certain constituent metals over the quotation period and (ii) product weight.

The final settlement is done on the basis of the final assay report within stipulated days as per the agreement after goods are received at discharge port on customer's final weighing, sampling, and assay report.

Product sales and the related trade accounts receivable are measured using provisional prices for the constituent metals on initial recognition and any unsettled sales are remeasured at the end of each reporting period using the market prices of the constituent metals at the estimated settlement dates. Upon settlement of a sale transaction, the Company will receive or pay the incremental amount to settle the final consideration based on the constituent metal prices on the settlement date. Changes in the fair value of the receivable or payable following the sale are recognized as an adjustment in related accounts receivable.

The Company has elected the practical expedient that allows accounting of shipping and handling activities associated with sale of goods as a fulfillment cost within cost of sales, and account for shipping and handling costs collected from customers in revenue. Further, the Company has also elected to use the practical expedient for financing components related to its sales contracts. The Company does not recognize interest expense on contracts for which the period between receipt of customer payments and sale to the customer is one year or less.

Out-of-pocket expense reimbursements are recognized as revenue at the point in time, or as the distinct performance obligation to which they relate is delivered.

Licensing arrangement performance obligations include the provision of machinery and equipment licenses, chemical licenses, and access to trademarks (i.e., licensing of intellectual property (IP) rights). Revenue for distinct IP rights is accounted for based on the nature of the promise to grant the license. In determining whether the Company's promise is to provide a right to access its IP or a right to use its IP, the Company considers the nature of the IP to which the customer will have rights. The Company determines that the IP provided under these arrangements is symbolic in nature as it does not have significant standalone functionality. Revenue from symbolic IP is recognized over the access period to the Company's IP.

Revenue from trademark access is recognized when, or as, the later of (i) the subsequent sale or usage occurs, or (ii) the performance obligation to which all or a portion of the sales-based royalty has been allocated is satisfied.

ACE Green Recycling Inc.
Notes to Consolidated Financial Statements
For the years ended March 31, 2025 and 2024
(In USD thousands, except number of shares)

Revenue recognition (continued)

See Note 10, "Net sales" for further information and related disclosures.

Interest income

Interest income is recognized on an accrual basis taking into account the interest rates applicable to the financial assets.

Cost of Sales

Cost of sales primarily includes the cost of manufacture and delivery, ingredients or raw materials, direct salaries, wages and benefits and overhead and other operational expenses. No depreciation and amortization is included within cost of sales in the consolidated statements of operations.

Employee benefits

The Company's contributions to defined contribution plans are recognised as employee compensation expense when the contributions are due, unless they can be capitalised as an asset. The Company has no further obligation under defined contribution plans beyond the contributions made under these plans. Contributions are recorded in the year in which they accrue and are included in the consolidated statements of operations.

The Company recognizes its liabilities for compensated absences dependent on whether the obligation is attributable to employee services already rendered, relates to rights that vest or accumulate and payment is probable and estimable.

Stock-based compensation

The Company accounts for stock options using the fair value-based method of accounting for stock-based compensation. Fair values are determined using the Black-Scholes-Merton option pricing model. Management exercises judgment in determining the underlying share price volatility, expected life of the option, expected forfeitures and other parameters of the calculations. Compensation costs are recognized over the vesting period on a straight-line basis for each tranche as if each award was in substance multiple awards, as an increase to stock-based compensation expense and additional paid-in capital. The Company accounts for award forfeitures as they occur.

See Note 16, "Stock-based compensation" for further information and disclosures.

Debt issuance costs

Costs incurred in connection with the issuance of the Company's long-term debt have been recorded as a direct reduction against the debt and amortized over the life of the associated debt as a component of interest expense using the effective interest method.

Research and development

Research and development costs that do not meet the criteria for capitalization are expensed as incurred. Research and development expense includes costs (primarily consisting of employee costs, materials, contract services, research agreements, and other external spend) relating to the discovery and development of new products, and enhancement of existing products.

Segment information

The Company has determined that there is one operating and reportable segment based on qualitative and quantitative considerations. The accounting policies of the segment are measured in a manner consistent with that of the consolidated financial statements.

Earnings or loss per share

Basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. For the purposes of calculating diluted earnings per share, the treasury stock method is used for stock-based awards except where the results would be anti-dilutive. When a net loss is reported, potentially issuable common shares are generally excluded from the computation of diluted earnings per share as their effect would be anti-dilutive.

See Note 12, Loss per share for further information.

ACE Green Recycling Inc.
Notes to Consolidated Financial Statements
For the years ended March 31, 2025 and 2024
(In USD thousands, except number of shares)

Deferred Offering Costs

The Company capitalizes certain underwriting, legal, professional accounting and other third-party fees that are directly associated with in-process financings as deferred offering costs, until such financings are consummated. After consummation of an equity financing, these costs are recorded in stockholder's deficit as a reduction of additional paid-in capital generated as a result of the offering. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed immediately in the Consolidated Statements of Operations.

Simple Agreements for Future Equity ("SAFEs")

The Company has issued certain SAFEs that grant investors the right to participate in future equity financings. These SAFEs provide investors with rights to acquire certain shares upon the occurrence of either a Qualified Equity Financing or a Corporate Transaction Event, depending on the specific type of SAFE. A Qualified Equity Financing is defined in the agreements as a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells its equity securities. A Corporate Transaction Event is defined as the sale, transfer, or other disposition of all or substantially all of the Company's assets, the consummation of a merger or consolidation, or a change of control. Upon the occurrence of a Qualified Equity Financing, some SAFEs mandatorily convert into equity securities, while others provide investors with the option to elect conversion. In the event of a Corporate Transaction Event, certain SAFEs similarly convert mandatorily, while other investors may have the option to receive either a cash payment twice their investment or conversion shares, depending on the type of SAFE and the terms as specified in the agreement.

The Company's SAFEs are recorded as a liability in the accompanying balance sheets and the Company records subsequent remeasurements in "Changes in fair value of SAFEs" in the statements of operations. In determining that these SAFEs represent a liability, the Company's accounting analysis considered the guidance in ASC 480 to distinguish liabilities from equity. The SAFEs are not a legal form share or a legal form debt instrument, as they do not have a stated maturity or typical creditor rights, but are instead contracts that require the Company to settle the instrument by issuing a variable number of its equity shares. Although the number of shares will be variable, the Investor will receive a fixed monetary value equal to the fixed contract price. Because at inception the final settlement amount that the Company is obligated to deliver represents a fixed monetary amount (regardless of the share price determined at delivery), the Company determined that these SAFEs should be classified as liabilities pursuant to ASC 480-10-25-14(a).

See Note 14, "SAFEs" for further information and related disclosures.

Convertible securities

The Company issued convertible securities to investors. These notes automatically convert upon occurrence of qualified equity financing at the lower of the offered per-share price (after applying a specified discount) or the pre-agreed valuation cap divided by the fully diluted shares. In the event of a corporate transaction, the holder can opt to receive either cash equal to twice their investment or conversion shares based on the pre-agreed valuation cap divided by the fully diluted shares. Holder has conversion option in case the qualified equity financing does not occur by the cut-off date.

The Company determines that the put option (settlement at the holder's option upon a change of control or optional conversion if triggering events do not occur by the cut-off date) is not closely related to the equity host. However, this feature does not meet the definition of a derivative and hence not bifurcated from the equity host as an embedded derivative.

The Company classifies the convertible securities as equity based on the terms and nature of the instrument. Proceeds from their issuance are recorded in equity, with any related issuance costs deducted from the carrying amount of the convertible securities. The embedded feature is reassessed at each reporting date to confirm that non-bifurcation remains appropriate.

Convertible securities classified as equity are not remeasured after initial recognition. The carrying amount is adjusted for yield, similar to dividends, and this adjustment is charged against retained earnings or, in the absence of retained earnings, against additional paid-in capital (APIC).

ACE Green Recycling Inc.
Notes to Consolidated Financial Statements
For the years ended March 31, 2025 and 2024
(In USD thousands, except number of shares)

Convertible notes

The Company classifies convertible notes as debt. These notes are initially recorded at fair value in accordance with ASC 480-10. Given their nature as share-settled debt, the Company applies the accounting alternative under ASC 835-30, accruing to the redemption amount using the interest method. Associated issuance costs are charged to the Consolidated Statement of Operations.

The Company evaluates the redemption features to determine if they represent embedded derivatives requiring separation. The fair value of any embedded derivative is deducted from the proceeds, with the remaining amount allocated to the host debt, which is then accounted for using the interest method. The fair value of the embedded derivative is remeasured at each reporting date, with any changes in fair value recognized in the Consolidated Statement of Operations.

See Note 15, Convertible notes for further information and related disclosures.

Recently adopted accounting pronouncements

Segment Reporting Disclosures

Accounting Standards Update ("ASU") No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, was issued in November 2023 which is effective for annual periods beginning after December 15, 2023, and for interim periods beginning December 15, 2024, and is required to be applied on a retrospective basis to all prior periods presented and early adoption is permitted. This guidance requires the disclosure of significant segment expenses that are regularly provided to a company's chief operating decision maker and included within each reported measure of segment profit or loss. The Company must also disclose "other segment items," which is the difference between segment revenue less significant expenses for each reported measure of segment profit or loss, and a description of its composition. This guidance also requires all segment annual disclosures to be provided on an interim basis. The adoption of ASU No. 2023-07 had no impact on the Company's consolidated financial statements and did not have a material impact on the disclosures. The company has adopted this ASU for year ended March 2025.

Convertible instruments

ASU No. 2024-04 was issued in August 2020 which is is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted the standard for the fiscal years ended March 31, 2025, and 2024. This ASU simplifies the accounting for certain financial instruments by eliminating the separation models for beneficial conversion and cash conversion features from convertible instruments. It also simplifies the derivative scope exception guidance for equity classification of contracts in an entity's own equity and introduces enhanced disclosure requirements for convertible debt and equity-linked instruments. The standard also modifies the diluted earnings per share calculation, requiring the use of the if-converted method for all convertible instruments. The adoption of this ASU had no impact on the Company's consolidated financial statements and did not have a material impact on the disclosures.

Recently issued accounting pronouncements not yet adopted

(a) In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-09, Income Taxes: Improvements to Income Tax Disclosures (Topic 740). Under the ASU, public business entities must annually "(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate)." The ASU's amendments are effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of ASU 2023-09 on its financial statements.

ACE Green Recycling Inc.
Notes to Consolidated Financial Statements
For the years ended March 31, 2025 and 2024
(In USD thousands, except number of shares)

Recently issued accounting pronouncements not yet adopted (continued)

(b) In March 2024, the FASB issued ASU No. 2024-01, Compensation—Stock Compensation (Topic 718). The amendment in this Update is related to the scope application issue that applies to all reporting entities that account for profits interest awards as compensation to employees or non-employees in return for goods or services. The amendments are effective for annual periods beginning after December 15, 2025, and interim periods within those annual periods. Early adoption of amendment is permitted. The Company is currently in the process of evaluating the impact that adoption of this standard will have on its financial statements.

(c) In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures ("ASU 2024-03") to expand expense disclosures by requiring disaggregated disclosure of certain income statement expense line items, including those that contain purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, or our fiscal 2028, and subsequent interim periods, with early adoption permitted. The amendments should be applied prospectively, but retrospective application is permitted. We are currently assessing the impact of the requirements on our consolidated financial statements and disclosures.

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ACE Green Recycling Inc.
Notes to Consolidated Financial Statements
For the years ended March 31, 2025 and 2024
(In USD thousands, except number of shares)

3 Cash and cash equivalents

	March 31, 2025	March 31, 2024
Balances with banks		
In current accounts	$ 1,572	$ 1,741
Fixed deposit with original maturity of less than 3 months	19	49
Cash in hand	1	3
	$ 1,592	$ 1,793

4 Accounts receivable, net

The Company recognizes current estimated credit losses ("CECL") for trade receivables not subject to provisional pricing. The CECL for accounts receivable are estimated based on days past due consisting of a customers with similar risk characteristics that operate under similar economic environments. The Company determined the CECL based on an evaluation of certain criteria and evidence of collection uncertainty including client industry profile. When specific customers are identified as no longer sharing the same risk profile as their current pool, they are removed from the pool and evaluated separately.

The allowance for doubtful receivable As of March 31, 2025 was $9 (March 31, 2024: $4).

Bad debt expense for the years ended March 31, 2025 was $154 (March 31, 2024: $139).

	March 31, 2025	March 31, 2024
Accounts receivable	$ 2,661	$ 1,585
Less: Allowance for doubtful receivable	(9)	(4)
	$ 2,652	$ 1,581

A roll forward of the Company's allowance for doubtful receivable is comprised of the following:

	March 31, 2025	March 31, 2024
Balance at the beginning of the year	$ 4	$ 3
Additions charged to cost and expense	5	1
	$ 9	$ 4

The following table summarizes the concentration of credit risk for the Company's accounts receivable with specific customers above 10% of the total balance:

Accounts receivable

	March 31, 2025	March 31, 2024
Customer 1	77%	-
Customer 2	-	44%
Customer 3	22%	20%
Customer 4	-	13%

Accounts receivable are stated at the amount the Company expects to collect. The Company generally does not require collateral or other security in support of accounts receivable. To reduce credit risk, the Company performs ongoing credit evaluations of its customers' financial condition.

5 Inventories

	March 31, 2025	March 31, 2024
Raw materials	$ 39	$ 625
Work in progress	105	86
Finished goods	62	96
Stock in trade	421	-
Stores and spares	12	6
	$ 639	$ 813

ACE Green Recycling Inc.
Notes to Consolidated Financial Statements
For the years ended March 31, 2025 and 2024
(In USD thousands, except number of shares)

6 Other current assets

	March 31, 2025	March 31, 2024
Receivables from government authorities*	$ 203	$ 504
Security deposit	105	105
Derivative asset	20	2
Other receivables	8	9
	$ 336	$ 620

*includes $62 paid under protest with GST authorities which represents input GST adjusted against a disputed credit.

7 Property, plant and equipment, net

	March 31, 2025	March 31, 2024
Machinery and equipment	$ 696	$ 880
Computers, laptops & IT equipment	171	175
Office & laboratory equipment	46	38
Furniture and fixtures	26	29
Vehicle	1	13
Capital work-in-progress	108	-
Property, plant and equipment, gross	**1,048**	**1,135**
Less: Accumulated depreciation and impairment	(486)	(553)
Property, plant and equipment, net	$ **562**	$ **582**

Total depreciation expense for the years ended March 31, 2025 and March 31, 2024 was $120 and $137, respectively.

8 Intangible assets

The following tables presents the detail of intangible assets as recorded in the consolidated balance sheets:

	March 31, 2025			
	Gross Intangibles	Accumulated Amortization	Net Intangibles	Weighted Average Amortization Period (years)
Software	13	(11)	2	1
	$ 13	$ (11)	$ 2	

	March 31, 2024			
	Gross Intangibles	Accumulated Amortization	Net Intangibles	Weighted Average Amortization Period (years)
Software	13	(5)	8	2
	$ 13	$ (5)	$ 8	

Total amortization expense for the years ended March 31, 2025 and March 31, 2024 was $6 and $5, respectively.

As of March 31, 2025, expected amortization expense over the remaining intangible asset lives is as follows:

Year ending March 31, 2026	2
	$ 2

ACE Green Recycling Inc.
Notes to Consolidated Financial Statements
For the years ended March 31, 2025 and 2024
(In USD thousands, except number of shares)

9 Other current liabilities

	March 31, 2025	March 31, 2024
Accrued expenses	$ 466	$ 516
Payables to government authorities	10	9
Other liabilities	62	62
	$ 538	$ 587

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ACE Green Recycling Inc.
Notes to Consolidated Financial Statements
For the years ended March 31, 2025 and 2024
(In USD thousands, except number of shares)

10 Net sales

(a) Net sales

	Year ended March 31, 2025	Year ended March 31, 2024
Sale of products	$ 25,352	$ 23,787
Sale of services	93	346
	$ 25,445	$ 24,133

Sale of products

The Company's revenue is derived from sale of lead, lithium, cobalt oxide, zinc ingots, graphite, iron phosphate, copper salts, aluminum salts and other minerals.

The primary obligation of the Company is the supply of goods as per the terms of the contract. The control of the goods is transferred to the buyer at the point of dispatch, except where the Incoterms are 'Delivery at Place'; in that case, control is transferred at the destination point. Further, as per the normal business practice, insurance is taken by the Company on behalf of the customer. Generally, in all our revenue arrangements, the shipping and handling activities take place after the customer obtains control as discussed above. The Company has elected to account for the shipping and handling activities as fulfilment activities rather than as a separate performance obligation.

The consideration under the contract is generally variable and is confirmed only by the end of quotation period. The entity recognizes revenue once control has been transferred to the customer. Since the consideration is variable, the Company estimates the transaction price and records the revenue on the basis of provisional prices. Subsequently, the corresponding receivables are fair valued to capture the final prices.

Sale of services (licensing arrangements)

The Company also enters into licensing arrangements with its customers. Under these arrangements, the Company supplies equipment and required modules to its customer along with its erection and commissioning services and required technical support. The Company also provides machinery and equipment license, chemical license, trademark access and other essential supplies/ancillary equipment under the contract.

The primary obligation of the company is supply of machinery & equipment and modules along with its erection and commissioning, technical licenses, trademark license and required technical support as per the terms of the contract.

Revenue from supply of machinery & equipment and initial modules along with its erection and commissioning is recognized over the time of commissioning of the whole facility.

Revenue from sale of subsequent modules is recognised at a point in time.
Revenue from machinery and chemical license is recognised on the straight line basis over the license period.
Revenue from trademark's license is recognised at the time when the product bearing the trademarks is manufactured.
Revenue from technical support is recognised over the technical support period provided to the customer.

Practical expedients and exemptions

Because the Company's contracts for sale of products are generally short-term, we have elected the following practical expedients:

i. ASC 606-10-50-14 exempts companies from disclosure of the transaction price allocated to remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less.

ii. ASC 340-40-25-4 allows companies to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less.

iii. ASC 606-10-32-2A allows an entity to make an accounting policy election to exclude from the measurement of the transaction price all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by the entity from a customer (for example, sales, use, value added, and some excise taxes).

Refer to Note 19(c) for information on revenues from external customers by product and service.

ACE Green Recycling Inc.
Notes to Consolidated Financial Statements
For the years ended March 31, 2025 and 2024
(In USD thousands, except number of shares)

Net sales (continued)

(b) Disaggregated Revenue

Revenue disaggregated by geography, based on the location of selling entity:

	Year ended March 31, 2025	Year ended March 31, 2024
Revenues		
Singapore	$ 24,814	$ 17,752
US	94	3,575
India	537	2,806
Gross revenue	25,445	24,133
Discounts	-	-
Net revenue	$ 25,445	$ 24,133

(c) Contract balances

A contract asset is recognized when goods or services have been transferred to the customer, but payment is contingent upon a future event, other than the passage of time (i.e., a type of unbilled receivable). The Company does not have any material unbilled receivables; therefore, it does not have any contract assets. The Company only has accounts receivable as disclosed in the consolidated balance sheets.

The Company records contract liabilities as deferred revenue when it receives customer payment in advance of the performance obligations being satisfied on its contracts.

Revenue recognized for the years ended March 31, 2025 and March 31, 2024 from amounts included in deferred revenue at the beginning of the year was $166 and $542, respectively.

Deferred revenue that will be recognized during the succeeding 12-month period is recorded as short-term deferred revenue and the remaining portion is recorded as long-term deferred revenue, which is included within other non-current liabilities.

Reconciliation of deferred revenue balance

	March 31, 2025	March 31, 2024
Balance, beginning of the year	$ 166	$ 542
Additions	9,122	13,275
Revenue recognized during the period	(8,630)	(13,651)
Balance, end of the year	658	166
Current deferred revenue	658	166
Non-current deferred revenue	$ -	$ -

11 Other income

	Year ended March 31, 2025	Year ended March 31, 2024
Rental income from sublease	$ 151	$ 91
Gain on sale of investments	-	64
Export incentive	5	28
Sale of duty benefit	17	-
Other income	7	10
	$ 180	$ 193

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ACE Green Recycling Inc.
Notes to Consolidated Financial Statements
For the years ended March 31, 2025 and 2024
(In USD thousands, except number of shares)

12 Loss per share

		Year ended March 31, 2025		Year ended March 31, 2024
Net loss	$	(38,980)	$	(2,999)
Weighted average number of common shares		909,366		909,366
Basic loss per share	$	(42.87)	$	(3.30)
Diluted loss per share (refer note below)	$	(42.87)	$	(3.30)

Note: Adjustments for diluted loss per share were not made for the years ended March 31, 2025 and 2024, as they would be anti-dilutive in nature.

The following table presents shares from instruments that could dilute basic loss per share in the future, but were not included in the calculation of diluted loss per share because they are anti-dilutive for the periods presented:

	Year ended March 31, 2025	Year ended March 31, 2024
Stock options and Restricted stock awards	114,030	100,164
SAFE notes	279,600	185,604
Convertible securities	20,343	18,338
Convertible notes	156,876	146,433
Total	**570,849**	**450,539**

13 Debt

The below table presents details of the Company's debt:

		March 31, 2025		March 31, 2024
Short-term debt				
Working capital facilities	$	232	$	227
Current portion of long-term debt				
Term loan, net of debt issuance costs				
Loan payable to GGE Inc		276		90
Total		**508**		**317**
Long-term debt				
Term loan, net of debt issuance costs				
Term loan from Engy Group LLC		892		826
Loan payable to GGE Inc		186		462
Total	$	**1,078**	$	**1,288**

Working capital facilities

The Company has a working capital facility in India which provides for a borrowing capacity of INR 20 million and is due on demand. The facility bears interest at 8.75% where the underlying reference rate is reset by the bank once in every three months. The facility is collateralized by various Company assets and Corporate Guarantee of ACE Green Recycling Inc.

Term loan from Engy Group LLC

The entire principal and accrued interest on the unsecured note shall be due and payable on December 31, 2026 with the possibility of roll-over. The note has been rolled-over several times by mutual agreement of the parties. Some of the basic terms and provisions of the note include:

The interest rate shall remain at eight percent (8%) per annum.

Any failure by holder (Engy Group) to insist upon strict performance by maker (the Company) of the terms and provisions of the note prior to the date hereof shall not be deemed a waiver of same, and holder shall have the right to insist upon strict performance by maker of all such terms and provisions.

ACE Green Recycling Inc.
Notes to Consolidated Financial Statements
For the years ended March 31, 2025 and 2024
(In USD thousands, except number of shares)

Debt (continued)

The terms and provisions of the note shall in no manner impairr, limit, restrict or otherwise affect the obligations of maker to holder as evidenced by the note. As a material inducement to holder to execute and deliver the agreement, maker has acknowledged that there are no claims or offsets against, or defenses or counterclaims to, the terms or provisions of the note.

Except as expressly modified by the terms and provisions of the note, each and every one of the terms and provisions of the note shall remain in full force and effect.

Loan payable to GGE Inc

The aggregate amount payable by the Company to GGE Inc is as follows:

(i) 12 consecutive monthly payments of $15, with the first payment on October 1, 2024, and subsequent payments on the first day of each subsequent month;

(ii) 12 consecutive monthly payments of $31, with the first payment on October 1, 2025, and subsequent payments on the first day of each subsequent month.

Aggregate amount of maturities on the term loan are as follows:

Year ended March 31, 2026	$	1,239
Year ended March 31, 2027		1,206
	$	2,445

The following table presents the changes in debt issuance costs during the years ended March 31, 2025 and 2024:

	March 31, 2025	March 31, 2024
Opening balance	$ -	$ -
Add: Debt issuance costs	-	8
Less: Amortization of debt issuance costs	-	(8)
Closing balance	$ -	$ -

14 SAFEs

The Company has entered into SAFEs with various investors since December 2021. During the years ended March 31, 2025 and 2024, the Company received aggregate gross proceeds of $3,495 and $3,270, respectively, from these SAFEs. These SAFEs have no maturity dates, and certain SAFEs carry an annual yield. Upon a qualified equity financing, certain SAFEs will mandatorily convert into a variable number of shares at the lower of (i) the offered per-share price in that financing (after applying a specified discount) or (ii) the pre-agreed valuation cap divided by the fully diluted capitalization, while others provide investors with the option to elect conversion at 80% of the offered per-share price in that financing.

Other conversion events include corporate transaction events. In the event of a corporate transaction, certain SAFEs similarly convert mandatorily into a variable number of shares at the per-share price at which shares are sold in the Private Investment in Public Equity ("PIPE") transaction (after applying a specified discount), while other investors may have the option to receive either (i) cash proceeds equal to twice their Investment Amount or Adjusted Investment Amount (which includes accrued yield), or (ii) conversion shares based on the pre-agreed valuation cap divided by the fully diluted capitalization.

The SAFEs are classified as a liability based on Management's evaluation of the characteristics of the instruments and the Company presents the SAFEs at fair value as a current/ non-current liability in the Company's accompanying balance sheets, depending on whether a triggering event is expected to occur within 12 months from the balance sheet date.

Valuation of SAFEs

The Company has issued SAFEs that include automatic/ optional conversion features triggered by specific events, such as a Qualified Equity Financing or a Corporate Transaction. Based on the terms affixed to the SAFEs, a scenario-based valuation approach has been considered to estimate the fair value.

Following are the key steps of the valuation approach adopted :

1. Under this approach, the key possible scenarios based on the contractual features of the SAFEs have been identified.
2. Under the probable scenario, the expected payoff to SAFE Investors has been modeled based on the contractual rights.

ACE Green Recycling Inc.
Notes to Consolidated Financial Statements
For the years ended March 31, 2025 and 2024
(In USD thousands, except number of shares)

Valuation of SAFEs (continued)

3. Monte Carlo simulations have been used, where necessary, to simulate the underlying equity valuation paths to estimate equity payoffs under conversion payouts.

4. The greater of the equity payoff and cash payoff is selected (as the holder will rationally choose the higher value).

5. The present value of the expected payoff under each scenario has been computed.

Based on the Company's expectation that no competing financing events are likely to occur under the definition of a Qualified Equity Financing, a 100% probability was assigned to the Corporate Transaction scenario. Under this scenario, upon the occurrence of a Corporate Transaction, SAFE investors have the right to elect either a cash payout or equity conversion. The Monte Carlo Simulation valuation method was used, involving 10,000 scenario simulations to model a range of possible equity valuation paths for the Company at the time of the Corporate Transaction (i.e., to determine whether conversion or cash payout is more favorable under each scenario).

The following table summarizes the significant inputs not observable in the market upon which the fair value measurements associated with the SAFEs were determined:

	March 31, 2025	March 31, 2024
Continuous risk-free rate	4.2%	4.7%
Calibration discount rate	17% - 65%	67.2%
Life to expiration	0.42 years	1.42 years
Volatility	0.0%	38.5%
Underlying stock/ asset price	$ 196.48	$ 41.91

Notes to valuation assumptions:

i. Underlying stock/ asset price - For the present valuation exercise, the underlying equity value per share of the Company for each of the relevant valuation dates is considered.

ii. Exercise price - The exercise price is the price payable for exercising the option as per the terms of SAFEs.

iii. Expected volatility of the stock/asset price - The Company being an unlisted entity as at the relevant valuation dates, volatility of comparable companies listed on recognized stock exchanges has been considered.

iv. Life to expiration - The expected life of the SAFEs has been considered based on the terms of conversion/cash payouts.

v. Risk-free interest rate - It has been considered based on US Treasury Constant Maturity Curve (as sourced from Federal Reserve website) as at the valuation dates for the maturity corresponding to the respective expected life. Based on this, continuous risk-free rate is calculated.

Fair value measurements associated with SAFEs were determined based on significant inputs not observable in the market, which represent Level 3 measurements within the fair value hierarchy. Increases and decreases in the fair value of the SAFEs can result from updates to assumptions such as expected timing and probability of triggering events or other assumptions mentioned above. Judgment is used in determining these assumptions as of the initial valuation date and at each subsequent reporting period. Changes or updates to assumptions could have a material impact on the reported fair value and the change in fair value of SAFEs and the results of operations in any given period.

The following table summarizes the changes in fair value of SAFEs at the beginning or end of the periods presented:

	March 31, 2025	March 31, 2024
Balance at beginning of the year	$ 7,566	$ 5,003
Proceeds from issuances of SAFEs	3,495	3,270
Change in fair value of SAFEs (loss)	8,713	(707)
Balance at end of the year	**$ 19,774**	**$ 7,566**

ACE Green Recycling Inc.
Notes to Consolidated Financial Statements
For the years ended March 31, 2025 and 2024
(In USD thousands, except number of shares)

15 Convertible notes

	March 31, 2025	March 31, 2024
Convertible notes		
Ocean Fund Holdings Pte. Ltd. (see (a) below)	$ 30,757	$ 6,758
AC Fund I, a series of ClimateAngels, LP (see (b) below)	1,201	230
Total Convertible Debt at end of the year	$ 31,958	$ 6,988

The above convertible notes are unsecured debt instruments. Amount of maturities for convertible notes, with interest components rolled into principal, for each of the next five years are as follows:

Year ended March 31, 2026		31,958
	$	31,958

(a) Ocean Fund Holdings Pte. Ltd.

	March 31, 2025	March 31, 2024
Principal of convertible note at beginning of the year	$ 5,000	$ 5,000
Issuance of convertible notes	-	-
Principal of convertible notes at end of the year	**5,000**	**5,000**
Conversion feature at beginning of the year	798	1,517
Fair value (gain) loss on embedded derivative	23,574	(719)
Conversion feature at end of the year	**24,372**	**798**
Debt component at beginning of the year	5,960	5,527
Accrued interest expense	425	433
Debt component at end of the year	**6,385**	**5,960**
Total convertible debt at end of the year	$ **30,757**	$ **6,758**

Terms

On November 9, 2021, the Company entered into a Note Purchase Agreement with Ocean Fund Holdings Pte. Ltd., a Singapore private limited company ("holder") and issued an unsecured convertible note for a principal amount of $2 million. Further, on February 8, 2022, an amendment agreement was entered to provide for the issuance and sale by the Company of an additional convertible promissory note for a principal amount of $3 million. The note carried an simple interest rate of 8.5% per annum. The principal of this Note will be due and payable by the Company at any time on or after November 9, 2024 (i.e., initial maturity date) at the Company's election or upon demand by the holder. The initial maturity date was extended to November 9, 2025 vide amendment agreement dated November 15, 2024 and further extended to February 9, 2026 vide amendment agreement dated January 6, 2025.

The convertible note includes a provision allowing holder the option to receive either proceeds or a variable number of equity shares in the event of a change of control. In the case of a qualified or other equity financing round, holder is entitled to receive a variable number of equity shares. The conversion price is determined based on the per-share purchase price of equity securities issued in the equity financing, adjusted by applying a specified discount, or according to fixed valuation caps divided by the fully diluted capitalization prior to the equity financing.

If neither a qualified equity financing, other equity financing, nor a change in control event occurs by February 9, 2026, the holder will have the option to convert the outstanding principal, along with any accrued interest, into equity shares of the Company at the applicable conversion price. Further, the note includes a provision for cash payout to provide holders the target returns along with drag along rights in case of event of default.

Out of the above events, the triggering event (i.e. the qualified or other equity financing events) is considered in the Company's control because the Company may choose not to proceed with the financing and thus the Company would not be considered to have an obligation to deliver a variable number of shares. The change in control event is also considered within the control of the Company since it requires approval of the board of directors of the Company. Further, the event of default is considered as the Company having discretion to avoid.

ACE Green Recycling Inc.
Notes to Consolidated Financial Statements
For the years ended March 31, 2025 and 2024
(In USD thousands, except number of shares)

Convertible notes (continued)

As the note is mandatorily convertible into variable number of shares on or after maturity, it is classified as a liability under ASC 480-10. The convertible note was initially recorded at fair value pursuant to ASC 480-10-30-7 in the consolidated financial statements. Subsequently, as the note is in the nature of share settled debt, the Company applied the accounting alternative following the guidance in ASC 835-30 i.e. the Company accrued to the redemption amount using the effective interest method.

The note contains variable share settlement features and early redemption on change in control, which the Company evaluated under embedded derivatives guidance and determined that embedded derivative for variable share settlement feature is to be separated from host debt and accounted at fair value. The difference between the proceeds allocated to the hybrid debt instrument and the fair value of the bifurcated derivative is assigned to the host debt instrument.

As of March 31, 2025, no conversions or redemptions had taken place.

Fair valuation of embedded derivatives

The Company uses Monte Carlo simulation methodology for valuation of embedded derivatives. For the purpose of valuation, a simulation analysis was undertaken in which 10,000 scenario simulations were assessed for the Company's equity value. The option payoff of the simulated equity value, minus the exercise value (i.e., outstanding principal + accrued interest), was considered as the holding value of the embedded derivative.

Based on the fully diluted capital structure of the Company and the valuation inputs/parameters mentioned below, the Company has arrived at the fair value of the embedded derivatives.

The assumptions used in the model were as follows:

	March 31, 2025	March 31, 2024
Continuous risk-free rate	NA	5.2%
Life of derivative	0.4 years	0.6 years
Volatility	NA	41.5%
Share price	$ 274.92	$ 46.64

Notes to valuation:

i. Life of derivative is based on the incidents/ events as of the valuation date.

ii. The risk-free interest rate has been considered based on the US Treasury Constant Maturity Curve (as sourced from the Federal Reserve website) as of the valuation date, for the maturity corresponding to the expected life of the derivative.

iii. Expected volatility considered is based on the trading history of comparable companies listed on recognized stock exchanges.

iv. It is considered that Automatic Conversion Scenario as at the time of Next Equity Financing Event will prevail.

(b) AC Fund I, a series of ClimateAngels, LP

	March 31, 2025	March 31, 2024
Principal of convertible note at beginning of the year	$ 151	$ 151
Issuance of convertible notes	-	-
Principal of convertible notes at end of the year	**151**	**151**
Conversion feature at beginning of the year	54	88
Fair value (gain) loss on embedded derivative	958	(34)
Conversion feature at end of the year	**1,012**	**54**
Debt component at beginning of the year	176	164
Accrued interest expense	13	12
Debt component at end of the year	**189**	**176**
Total convertible debt at end of the year	**$ 1,201**	**$ 230**

ACE Green Recycling Inc.
Notes to Consolidated Financial Statements
For the years ended March 31, 2025 and 2024
(In USD thousands, except number of shares)

Convertible notes (continued)

Terms

On January 7, 2022, the Company entered into a Note Purchase Agreement with AC Fund I, a series of ClimateAngels, LP, a Series of a Limited Partnership organized and existing under the laws of the State of Delaware ("holder") and issued an unsecured convertible note for a principal amount of $148. The note carried an simple interest rate of 8.5% per annum. The principal and accrued interest of this Note will be due and payable by the Company at any time on or after the Maturity Date (36 months following the closing) at the Company's election or upon demand by the holder. This maturity date is further extended by 12 months vide amendment agreement dated November 21, 2024.

The convertible note includes a provision allowing holder the option to receive either proceeds or a variable number of equity shares in the event of a change of control. In the case of a qualified or other equity financing round, holder is entitled to receive a variable number of equity shares only, not proceeds. The conversion price is determined based on the per-share purchase price of equity securities issued in the equity financing, adjusted by applying a specified discount, or according to fixed valuation caps divided by the fully diluted capitalization prior to the equity financing.

If neither a qualified equity financing, other equity financing, nor a change of control event occurs by 48 months from the closing, the holder will have the option to convert the outstanding principal, along with any accrued interest, into equity shares of the Company at the applicable conversion price.

Out of the above events, the triggering event (i.e. the qualified or other equity financing events) are considered in the Company's control because the Company may choose not to proceed with the financing and thus the Company would not be considered to have an obligation to deliver a variable number of shares. Further, the change of control event is also considered within the control of the Company since it requires approval of the board of directors of the Company.

As the note is mandatorily convertible into variable number of shares on or after maturity, this is classified as a liability under ASC 480-10. The convertible note is initially recorded at fair value pursuant to ASC 480-10-30-7 in the consolidated financial statements. Subsequently, as the note is in the nature of share settled debt, the Company applied the accounting alternative following the guidance in ASC 835-30 i.e. the Company accrued to the redemption amount using the effective interest method.

The note contains variable share settlement features and early redemption on change of control, which the Company evaluated under embedded derivatives guidance and determined that embedded derivative for variable share settlement feature is to be separated from host debt and accounted at fair value. The difference between the proceeds allocated to the hybrid debt instrument and the fair value of the bifurcated derivative is assigned to the host debt instrument.

As of March 31, 2025, no conversions or redemptions had taken place.

Fair valuation of embedded derivatives

The Company uses Monte Carlo Simulation Method for valuation of embedded derivatives. For the purpose of valuation, a simulation analysis was undertaken in which 10,000 scenario simulations were assessed for the Company's equity value. The option payoff of the simulated equity value, minus the exercise value (i.e., outstanding principal + accrued interest), was considered as the holding value of the embedded derivative.

Based on the fully diluted capital structure of the Company and the valuation inputs/parameters mentioned below, the Company has arrived at the fair value of the embedded derivatives.

The assumptions used in the model were as follows:

	March 31, 2025	March 31, 2024
Continuous risk-free rate	NA	5.1%
Life of derivative	0.4 years	0.8 years
Volatility	NA	38.9%
Share price	$ 274.92	$ 46.64

ACE Green Recycling Inc.
Notes to Consolidated Financial Statements
For the years ended March 31, 2025 and 2024
(In USD thousands, except number of shares)

Convertible notes (continued)

Notes to valuation:

i. Life of derivative is based on the incidents/ events as of the valuation date.

ii. The risk-free interest rate has been considered based on the US Treasury Constant Maturity Curve (as sourced from the Federal Reserve website) as of the valuation date, for the maturity corresponding to the expected life of the derivative.

iii. Expected volatility considered is based on the trading history of comparable companies listed on recognized stock exchanges.

iv. It is considered that Automatic Conversion Scenario as at the time of Next Equity Financing Event will prevail.

16 Stock-based compensation

Our share-based compensation arrangements include Non-statutory stock options ("Options") and Restricted stock awards ("RSAs") granted under the Ace Green Recycling Inc. 2021 Long term Incentive Plan ("LTIP").

This plan is effective March 3, 2021 and the benefit of the plan extended to selected employees, directors and consultants of Ace Green Recycling Inc. and its subsidiaries.

The awards granted under the plan are vested as per the vesting schedule mentioned in the individual agreement entered with the award holders. Generally the awards are vested on monthly/quarterly/yearly basis. Holders can exercise the option at any time after vesting.

(a) Options
A summary of stock option activities is as follows:

Particulars	Options	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousand)
Outstanding as of April 1, 2023	100,728 $	0.0003		
Grants	1,259	0.01		
Forfeitures	(865)	0.01		
Outstanding as of March 31, 2024	**101,122**	**0.0003**	**3.97**	$ **45,162**
Exercisable as of March 31, 2024	99,538	0.0002	5.46	$ 44,455
Outstanding as of April 1, 2024	101,122	0.0003		
Grants	37,717	4.98		
Forfeitures	(23)	0.01		
Outstanding as of March 31, 2025	**138,815**	**1.35**	**4.21**	$ **70,973**
Exercisable as of March 31, 2025	100,192 $	0.0002	5.46	$ 51,226

No cash was received from the exercise of stock options for the year ended March 31, 2025 and 2024.

A summary of non-vested stock options for the years ended March 31, 2025 and 2024 are shown below:

Particulars	Number of Stock Options	Weighted average grant date fair value
Non-vested balance as of March 31, 2023	**34,703**	$ **8.28**
Granted during the period	1,259	42.75
Vested during the period	(33,513)	7.17
Forfeited during the period	(865)	39.46
Non-vested balance as of March 31, 2024	**1,584**	**42.08**
Granted during the period	37,717	46.64
Vested during the period	(654)	42.07
Forfeited during the period	(23)	42.91
Non-vested balance as of March 31, 2025	**38,624**	$ **46.54**

ACE Green Recycling Inc.
Notes to Consolidated Financial Statements
For the years ended March 31, 2025 and 2024
(In USD thousands, except number of shares)

Stock-based compensation (Continued)

The Company recognized total expenses of $732 related to stock options for the years ended March 31, 2025 (year ended March 31, 2024: $69) under 'Selling, general, & administrative expenses' in the Consolidated Statements of Operations.

As of March 31, 2025, there was $1,057 of total unrecognized compensation cost arising from stock options. This cost is expected to be recognized over a weighted average period of 4.21 years. The total fair value of stock options vested during the year ended March 31, 2025 was $28 (year ended March 31, 2024: $240).

The fair value of the stock options granted during the year ended March 31, 2025 was $1,759 (year ended March 31, 2024: $54), using the Black-Scholes Merton option pricing model. The assumptions used in the stock option pricing model were as follows:

	March 31, 2025	March 31, 2024
Risk free interest rate	2.70% - 3.83%	2.55% - 2.77%
Expected life of options	4.50 - 4.61 years	4.61 years
Expected dividend yield	0%	0%
Expected stock price volatility	47.44% - 48.37%	48.83% - 54.06%

(b) Restricted stock awards (RSAs)

A summary of RSA activities is as follows:

Particulars	Restricted Stock Awards (RSAs)	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousand)
Outstanding as of April 1, 2023	1,014	$ 0.01		
Grants	-	-		
Outstanding as of March 31, 2024	**1,014**	**0.01**	**5.31**	**$ 80**
Exercisable as of March 31, 2024	592	0.01	6.34	$ 47
Outstanding as of April 1, 2024	1,014	0.01		
Grants	-	-		
Outstanding as of March 31, 2025	**1,014**	**0.01**	**4.31**	**$ 80**
Exercisable as of March 31, 2025	761	$ 0.01	6.01	$ 60

A summary of non-vested RSAs for the years ended March 31, 2025 and 2024 are shown below:

Particulars	Number of Restricted Stock Awards (RSAs)	Weighted average grant date fair value
Non-vested balance as of March 31, 2023	**592**	**$ 39.46**
Vested during the period	(169)	39.46
Non-vested balance as of March 31, 2024	**423**	**39.46**
Vested during the period	(169)	39.46
Non-vested balance as of March 31, 2025	**254**	**$ 39.46**

The Company recognized total expenses of $5 related to restricted stock awards for the year ended March 31, 2025 (year ended March 31, 2024: $9) under 'Selling, general, & administrative expenses' in the Consolidated Statements of Operations.

As of March 31, 2025, there was $2 of total unrecognized compensation cost arising from restricted stock awards. This cost is expected to be recognized over a weighted average period of 4.31 years. The total fair value of restricted stock awards vested during the year ended March 31, 2025 was $7 (year ended March 31, 2024: $7).

No restricted stock awards were granted during the years ended March 31, 2025 and 2024.

ACE Green Recycling Inc.
Notes to Consolidated Financial Statements
For the years ended March 31, 2025 and 2024
(In USD thousands, except number of shares)

17 Post employee benefit plans

Defined contribution plans

Contributions to defined contribution plans are charged to the consolidated statement of operations in the period in which services are rendered by the covered employees. The Company contributed the following amounts to defined contribution plans in various jurisdictions for given period:

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Contribution to defined contribution plans	$ 12	$ 10

18 Income taxes

(a) Income tax expense for the years ended March 31, 2025 and 2024 is as follows:

	Year ended March 31, 2025	Year ended March 31, 2024
Tax expense	$ 19	$ 5

(b) The domestic and foreign sourced component of loss before income taxes were:

	Year ended March 31, 2025	Year ended March 31, 2024
U.S.	$ (38,664)	$ (3,129)
Foreign	(297)	135
Total	$ (38,961)	$ (2,994)

(c) Significant components of the provision for income taxes from continuing operations were:

	Year ended March 31, 2025	Year ended March 31, 2024
Current		
State	$ 6	$ 5
Foreign	13	-
Total current tax expense (benefit)	**19**	**5**
Deferred		
Federal	-	-
Foreign	-	-
Total deferred tax expense (benefit)	**-**	**-**
Total income tax expense (benefit)	$ **19**	$ **5**

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ACE Green Recycling Inc.
Notes to Consolidated Financial Statements
For the years ended March 31, 2025 and 2024
(In USD thousands, except number of shares)

Income taxes (continued)

(d) Significant components of deferred tax assets and deferred tax liabilities included in the accompanying consolidated balance sheets are as follows:

	March 31, 2025	March 31, 2024
Deferred tax assets		
Stock compensation expense	$ 312	$ 158
R&D Expense	51	120
Tax losses and credit carryforwards	3,042	2,060
Lease liabilities	247	82
Property, plant and equipment, net	158	91
Total deferred tax assets	**3,810**	**2,511**
Valuation allowance	(3,571)	(2,432)
Total deferred tax assets, net of valuation allowance	**239**	**79**
Deferred tax liabilities		
Right-of-use assets	239	79
Total deferred tax liabilities	**239**	**79**
Net of deferred tax assets/ (liabilities)	$ -	$ -

(e) Differences between U.S. federal statutory income tax rates and our effective tax rates for the years ended March 31, 2025 and March 31, 2024 are as follows:

	Year ended March 31, 2025	Year ended March 31, 2024
Statutory federal income tax benefit at 21%	$ (8,182)	$ (629)
Reconciliation items		
Change in valuation allowance	1,132	969
Capital loss lapsed	-	70
Tax losses and credit carryforwards	78	(129)
Non deductible fair value changes on embedded derivatives and SAFEs	6,981	(307)
State income tax	(6)	(5)
Nondeductible item and others	29	38
Difference in tax rate	(13)	(2)
Income tax expense	$ 19	$ 5

(f) Other disclosures

As of March 31, 2025, the Company has federal net operating loss carryforward of $13,867 (March 31, 2024: $9,189) related to the United States, available to reduce net income for tax purposes in future years. A net operating loss (NOL) arising in a tax year beginning after 2020 has no carryback period but may be carried forward indefinitely until it is fully absorbed. Management believes there is insufficient evidence that the income tax benefits related to these losses and other potential deferred income tax assets will be realized. Accordingly, the Company has provided for a valuation allowance against the net amount of deferred income tax assets in the consolidated financial statements.

The Company is subject to income taxes in the U.S. federal jurisdiction, various state jurisdictions, as well as the United Kingdom (UK), India, and Singapore. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. The change in the valuation allowance is primarily driven by taxable losses generated by the U.S. entities for which no benefit has been recognized. The Company's tax years 2023, 2024 and 2025 remain open for examination by U.S., UK, India and Singapore tax authorities.

ACE Green Recycling Inc.
Notes to Consolidated Financial Statements
For the years ended March 31, 2025 and 2024
(In USD thousands, except number of shares)

Income taxes (continued)

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law. The OBBBA includes various provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The OBBBA has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. We are currently assessing its impact on our consolidated financial statements and will recognize the income tax effects in the consolidated financial statements beginning in the period in which the OBBBA was signed into law.

(This space is intentionally left blank)

ACE Green Recycling Inc.
Notes to Consolidated Financial Statements
For the years ended March 31, 2025 and 2024
(In USD thousands, except number of shares)

19 Segment and geographical information

(a) The Company's Chief Executive Officer ("CEO"), as the chief operating decision maker ("CODM"), organizes the Company, manages resource allocations, and measures performance on the basis of one operating segment. The Company evaluates performance based on consolidated net income (loss). The CODM additionally considers forecasted information monthly for net income (loss) when making decisions regarding capital and personnel needs. The CODM reviews information at the consolidated entity level and does not distinguish the principal business or group the operations by geographic locations or use asset or liability information when measuring performance or allocating resources. While the Company's products are sold across different geographies, all products are managed as one product category under one operating and reportable segment. Furthermore, the Company notes that monitoring financial results as one reportable segment helps the CODM manage expenses and resource allocation on a consolidated basis, consistent with the Company's operations and centralized management structure.

(b) The Company does not regularly provide the CODM with more detailed segment expense information beyond what is included in the consolidated statements of operations and comprehensive loss. The significant expense categories used to manage operations are those reflected in our consolidated statements of operations and comprehensive loss.

(c) Information about revenues from external customers for each product and service is as follows:

	Year ended March 31, 2025	Year ended March 31, 2024 (As restated)
Sale of products		
Lead ingots	$ 18,498	$ 10,596
Zinc ingots	4,496	7,994
Black mass	1,057	1,939
Nickel ingots	807	-
Lithium batteries	177	17
Copper scrap	35	89
Aluminum scrap	29	2,604
Lead batteries	-	381
Stainless steel scrap	-	127
Others	253	40
Sale of services		
Licensing services	93	346
Net sales	**$ 25,445**	**$ 24,133**

(d) The Company's revenue is primarily derived from the key customers listed in the table below. The Company's remaining customers do not make up significant percentages of these balances:

Revenue	Year ended March 31, 2025	Year ended March 31, 2024 (As restated)
Customer 1	26.26%	15.95%
Customer 2	21.83%	7.67%
Customer 3	12.30%	-
Customer 4	11.75%	13.84%
Customer 5	-	12.02%
Customer 6	-	11.01%

(e) The following is a summary of the Company's geographical information:

	Singapore	US	UK	India	Total
Revenues					
Year ended March 31, 2025	$ 24,814	$ 94	$ -	$ 537	$ 25,445
Year ended March 31, 2024	17,752	3,575	-	2,806	24,133
Non-current assets					
As at March 31, 2025	3	245	-	1,260	1,508
As at March 31, 2024	$ 3	$ 256	$ -	$ 685	$ 944

(This space is intentionally left blank)

ACE Green Recycling Inc.
Notes to Consolidated Financial Statements
For the years ended March 31, 2025 and 2024
(In USD thousands, except number of shares)

20 Leases

We have operating leases for corporate offices and warehouses. Our leases have lease terms ranging from 1 year to 10 years.

(a) The components of lease expense were as follows:

	Year ended March 31, 2025	Year ended March 31, 2024 (As restated)
Operating lease cost	$ 267	$ 176

(b) Supplemental information related to leases was as follows:

	Year ended March 31, 2025	Year ended March 31, 2024 (As restated)
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows from operating leases	$ 240	$ 164
Right-of-use assets obtained in exchange for lease obligations		
Operating leases	775	-

(c) Supplemental balance sheet information related to leases was as follows:

	Year ended March 31, 2025	Year ended March 31, 2024 (As restated)
Operating leases		
Operating lease right-of-use assets	$ 944	$ 354
Operating lease liabilities - Current	274	171
Operating lease liabilities - Non-current	698	189
Total operating lease liabilities	$ 972	$ 360
Weighted average remaining lease term		
Operating leases (in years)	1.75	2.75
Weighted average discount rate		
Operating leases	9.85%	10.28%

(d) Maturities of lease liabilities were as follows:

Years Ended	Operating Leases
Year ended March 31, 2026	$ 274
Year ended March 31, 2027	135
Year ended March 31, 2028	127
Year ended March 31, 2029	115
Thereafter	770
Total lease payments	1,421
Less: Imputed interest	(449)
Total present value to lease liabilities	$ 972

21 Fair value measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy requires that the Company maximize the use of observable inputs and minimize the use of unobservable inputs. The levels of the fair value hierarchy are described below:

Level 1 - Quoted prices for identical instruments traded in active markets.

Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 - Unobservable inputs that cannot be supported by market activity and that are significant to the fair value of the asset, liability, or equity such as the use of certain pricing models, discounted cash flow models and similar techniques that use significant assumptions. These unobservable inputs reflect our own estimates of assumptions that market participants would use in pricing the asset or liability.

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ACE Green Recycling Inc.
Notes to Consolidated Financial Statements
For the years ended March 31, 2025 and 2024
(In USD thousands, except number of shares)

Fair value measurements (continued)

Fair Value Measurements on a Recurring Basis

The Company's financial assets (liabilities) measured at fair value on a recurring basis are as follows:

As of March 31, 2025	Significant Other Observable Inputs		
	Level 1	Level 2	Level 3
Derivative asset (refer to Note 23)	$ 20	$ -	$ -
Accounts receivable (subject to provisional pricing)	-	218	-
Simple Agreements for Future Equity (SAFEs) (refer to Note 14)	-	-	(19,774)
Conversion feature of convertible notes (refer to Note 15)	-	-	(25,384)

As of March 31, 2024	Significant Other Observable Inputs		
	Level 1	Level 2	Level 3
Derivative asset (refer to Note 23)	$ 2	$ -	$ -
Accounts receivable (subject to provisional pricing)	-	10	-
Simple Agreements for Future Equity (SAFEs) (refer to Note 14)	-	-	(7,566)
Conversion feature of convertible notes (refer to Note 15)	-	-	(852)

The following table provides a summary of the changes in the fair value of the Company's Level 3 financial instruments that are measured at fair value on a recurring basis at March 31, 2025, and 2024:

	SAFEs	Conversion feature
Balance as of April 1, 2023	$ 5,003	$ 1,605
Proceeds from issuances of SAFEs	3,270	-
Change in fair value ((gain)/ loss)	(707)	(753)
Balance as of March 31, 2024	**7,566**	**852**
Proceeds from issuances of SAFEs	3,495	-
Change in fair value ((gain)/ loss)	8,713	24,532
Balance as of March 31, 2025	**$ 19,774**	**$ 25,384**

The carrying value of cash & cash equivalents, accounts receivable, accounts payable approximate fair value because of their short-term nature. Long-term debt includes promissory notes which have a fixed interest rate, so the carrying amount approximates fair value because interest rates on these instruments approximate the interest rate on debt with similar terms available to us.

There were no transfers between levels during the years ended March 31, 2025 and 2024.

Refer to Note 4 for additional details related to measurement of accounts receivable and the concentration of credit risk.

22 **Financial Instruments**

Market Risk

The Company is exposed to commodity price movements for the inventory it holds and produces. Commodity price risk management activities are currently limited to monitoring market prices. The Company's revenues are sensitive to the market prices of the products, notably lead ingots, remelted lead, remelted lead blocks, mixed metal powder (carbon oxide) and black mass.

(a) The following table sets out the Company's exposure, in relation to the impact of movements in above products for the provisionally invoiced sales volume:

As of March 31, 2025	Metric tonnes subject to fair value pricing adjustments	10% increase in price	10% decrease in price
Black mass	22	$ 9	$ (9)
Lead	101	21	$ (21)

As of March 31, 2024	Metric tonnes subject to fair value pricing adjustments	10% increase in price	10% decrease in price
Black mass	20	$ 10	$ (10)

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ACE Green Recycling Inc.
Notes to Consolidated Financial Statements
For the years ended March 31, 2025 and 2024
(In USD thousands, except number of shares)

Market Risk (continued)

(b) The following table sets out the period end commodity prices:

As of March 31, 2025	Market price per metric tonne
Black mass	$ 3,954
Lead	$ 2,061

As of March 31, 2024	Market price per metric tonne
Black mass	$ 4,737

23 Derivative Instruments

The Company's derivative commodity instruments principally include commodity futures and options contracts. The Company's derivatives are not material to the Company's financial position, results of operations or liquidity. The Company believes it has no material market or credit risks to its operations, financial position or liquidity as a result of its commodity derivative activities. The Company applies fair valuation accounting to commodity transactions to manage the market price risk associated with forecasted sales of commodity.

The Company has also separated the conversion feature (embedded derivative liability) on convertible notes. (refer to note 15 for further information)

Derivative instruments measured at fair value at March 31, 2025 and 2024, and their classification in the consolidated balance sheets and consolidated statements of operations are as follows:

(a) Consolidated Balance Sheet: Fair value of derivatives

Type of Derivative Contract	Balance Sheet classification	As of March 31, 2025	As of March 31, 2024
Commodity	Derivative asset	$ 20	$ 2
Conversion feature on convertible notes (see note 15)	Derivative liability	$ (25,384)	$ (852)

(b) Consolidated Statements of Operations: The effect of derivatives [Gain (Loss)]

Type of Derivative Contract	Statement of Operations classification	Year ended March 31, 2025	March 31, 2024 (As restated)
Commodity (fair value changes)	Fair value gain on derivatives	$ 321	$ 121
Commodity (transaction cost)	Selling, general, & administrative expenses	$ (24)	$ (15)
Conversion feature on convertible notes (fair value changes) (see note 15)	Fair value gain on derivatives	$ (24,532)	$ 753

24 Related Party Disclosures

(a) Name of the related parties and their relationships

(i) Subsidiaries

ACE Green Recycling UK Ltd (business development and staffing / employment subsidiary for the UK and Europe)
AGR Enterprises Inc (supply chain management entity for the US market)
AGR Licensing Inc (customer-facing, licensing company for all global licensing transactions)
AGR Lithium Inc (intellectual property owner for all Lithium assets)
AGR Machinery Inc (formerly owner of 99.99% shares of AGR Equipments Pvt. Ltd. India (dissolved in May 2024))
AGR Personnel Inc (staffing / employment company for all employees and 1009 contractors in the US market)
Red Lion Engineering Inc (formerly owner of 99.99% shares of Korkea Technology India Pvt Ltd India (dissolved in May 2024))
Verdeen Chemicals Inc (intellectual property owner for all Lead assets)

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ACE Green Recycling Inc.
Notes to Consolidated Financial Statements
For the years ended March 31, 2025 and 2024
(In USD thousands, except number of shares)

Related Party Disclosures (continued)

(ii) Sub-subsidiaries

ACE Recycling Pte Ltd (supply chain management entity for Singapore and the Asia market)
Ace Lithium India Pvt Ltd (staffing / employment company in India (currently inactive and being dissolved))
AGR Equipments Private Limited (fabrication of licensing machinery & equipment in India)
Korkea Technology India Pvt Ltd (chemicals procurement & blending to licensing clients (inactive & being dissolved))
Verdeen Chemicals Pvt Ltd (operating / manufacturing for Lithium recycling in India and staffing / employment)

(iii) Key managerial personnel (KMP)

Nishchay Chadha (CEO & Director)
Vipin Tyagi (CTO & Director)
Teodoro Alban (CFO)
Siddharth Jain (Director)
Avinash Kumar Singh Solanki (Director)
DK Tyagi (Director)

(b) Related party transactions

Name of the related party	Relationship	Nature of transaction	Year ended March 31, 2025	Year ended March 31, 2024 (As restated)
Nishchay Chadha	KMP	Salary	$ 219	$ 219
Vipin Tyagi	KMP	Salary	207	207
Teodoro Alban	KMP	Salary	200	200
Siddharth Jain	KMP	Salary	21	8
Avinash Kumar Singh Solanki	KMP	Salary	24	12
DK Tyagi	KMP	Salary	36	11

25 Contingencies and commitments

There are no capital commitments or contingent liabilities as at the reporting date.

26 Restatement of previously issued financial statements

During the financial reporting process for the year ended March 31, 2025, the Company identified an error in the classification of SAFEs in its previously issued financial statements. The Company had historically classified the SAFEs as equity instruments, with the proceeds from issuance recorded in equity with no subsequent remeasurement.

The Company considered the guidance in ASC 480 to distinguish liabilities from equity. The SAFEs are not a legal form share or a legal form debt instrument, as they do not have a stated maturity or typical creditor rights, but are instead contracts that require the Company to settle the instrument by issuing a variable number of its equity shares. Although the number of shares will be variable, the Investor will receive a fixed monetary value equal to the fixed contract price. Because at inception the final settlement amount that the Company is obligated to deliver represents a fixed monetary amount (regardless of the share price determined at delivery), the Company determined that these SAFEs should be classified as liabilities pursuant to ASC 480-10-25-14(a).

In accordance with ASC 250, Accounting changes and error corrections, the Company has restated its previously issued financial statements to reflect the correct classification and related measurement of the SAFEs. As a result of the restatement:

(a) The SAFEs are classified as liabilities measured at fair value in the consolidated balance sheets.

(b) Subsequent remeasurements of fair value are recognized in the consolidated statements of operations under "Change in fair value of SAFEs".

(c) Opening accumulated deficit balances have been adjusted to reflect the related fair valuation impacts on SAFEs up to April 1, 2022.

The misclassification in the previously issued audited financial statements for the years ended March 31, 2024 and 2023, should no longer be relied upon. The Company has restated the financial statements to rectify the identified material misstatements in accordance with ASC 250.

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ACE Green Recycling Inc.
Notes to Consolidated Financial Statements
For the years ended March 31, 2025 and 2024
(In USD thousands, except number of shares)

Restatement of previously issued financial statements (continued)

The following tables summarize the effect of the restatement on the previously reported consolidated financial statements. See Note 2 for additional information on the Company's accounting policy for SAFEs.

(a) **Consolidated Balance Sheets**

	As at March 31,2024			As at March 31,2023		
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Long-Term Liabilities						
Simple Agreements for Future Equity ("SAFEs")	$ -	$ 7,566	$ 7,566	$ -	$ 5,003	$ 5,003
Stockholders' equity (deficit)						
Accumulated deficit	(14,968)	211	(14,757)	(10,962)	(728)	(11,690)
SAFE notes	$ 7,777	$ (7,777)	$ -	$ 4,275	$ (4,275)	$ -

(b) **Consolidated Statements of Operations**

	For the year ended March 31,2024			For the year ended March 31,2023		
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Other income (expense)						
Change in fair value of SAFEs	$ -	$ 707	$ 707	$ -	$ (719)	$ (719)
Loss before income taxes	(3,701)	707	(2,994)	(4,748)	(719)	(5,467)
Net loss	(3,706)	707	(2,999)	(4,748)	(719)	(5,467)
Net loss per common share						
Basic	(4.08)	0.78	(3.30)	(5.22)	(0.79)	(6.01)
Diluted	$ (4.08)	$ 0.78	$ (3.30)	$ (5.22)	$ (0.79)	$ (6.01)

(c) **Consolidated Statements of Changes in Stockholders' Deficit**

	As previously reported	Adjustment	As restated
SAFE notes			
Balance at April 1, 2022	$ 1,525	$ (1,525)	$ -
Issuance of SAFE notes	2,750	(2,750)	-
Balance at March 31, 2023	**4,275**	**(4,275)**	**-**
Issuance of SAFE notes	3,270	(3,270)	-
Yield/ Interest on SAFE notes and Convertible notes	232	(232)	-
Balance at March 31, 2024	**7,777**	**(7,777)**	**-**
Accumulated deficit			
Balance at April 1, 2022	(6,214)	(9)	(6,223)
Net loss	(4,748)	(719)	(5,467)
Balance at March 31, 2023	**(10,962)**	**(728)**	**(11,690)**
Net loss	(3,706)	707	(2,999)
Yield/ Interest on SAFE notes and Convertible notes	(300)	232	(68)
Balance at March 31, 2024	$ (14,968)	$ 211	$ (14,757)

(d) **Consolidated Statements of Cash Flows**

	As at March 31,2024			As at March 31,2023		
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Cash flows from operating activities:						
Net loss	$ (3,706)	$ 707	$ (2,999)	$ (4,748)	$ (719)	$ (5,467)
Adjustments to reconcile net loss to net cash used in operating activities:						
Change in fair value of SAFEs	$ -	$ (707)	$ (707)	$ -	$ 719	$ 719

27 Subsequent events

Subsequent to March 31, 2025, the Company issued SAFE notes to various investors, raising aggregate gross proceeds of $1,145 to finance its ongoing operations.